SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 001-31747

CUSIP Number: 913821 30 2

NOTIFICATION OF LATE FILING

(Check one):   ☐   Form 10-K   ☐   Form 20-F   ☐   Form 11-K   ☒   Form 10-Q

☐   Form 10-D ☐   Form N-SAR   ☐   Form N-CSR

For Period Ended:        September 30, 2014

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________________

PART I

REGISTRATION INFORMATION

Full Name of Registrant:          Universal Security Instruments, Inc.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number):       11407 Cronhill Drive, Suite A

City, State and Zip Code:       Owings Mills, Maryland 21117

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant owns a 50% interest in a Hong Kong Joint Venture operating in the Peoples Republic of China (“Joint Venture”), and financial results of the Joint Venture must be reflected in the Registrant’s Quarterly Report on Form 10-Q. The preparation of the Joint Venture’s financial results has not been completed.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Harvey B. Grossblatt	(410)	363-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Universal Security Instruments, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2014	By:	/s/ Harvey B. Grossblatt
Harvey B. Grossblatt
President

UNIVERSAL SECURITY INSTRUMENTS, INC.

FORM 12b-25

QUARTERLY REPORT ON FORM 10-Q

FOR THE QUARTER ENDED SEPTEMBER 30, 2014

ATTACHMENT FOR PART IV, ITEM (3)

Although the Registrant is waiting for the financial statements of its Hong Kong Joint Venture before it is able to finalize the Registrant’s financial statements, the trend of the Registrant’s results of operations for the fiscal year ended March 31, 2014 has continued in lower sales and net losses for the fiscal quarter ended September 30, 2014. However, included in the results of operations of the Registrant’s prior year period (the fiscal quarter ended September 30, 2013), was the fully reserving of a $2,479,901 deferred tax asset. As a result, the Registrant anticipates that its loss from operations for the 2014 period will be significantly higher than its loss from operations for the corresponding 2013 period, but that its net loss for the 2014 period will be significantly less than its net loss for the corresponding 2013 period. The Registrant is unable to quantify the loss from operations and net loss for the three months ended September 30, 2014 without the information contained in the Hong Kong Joint Venture financial statements, and accordingly, at this time, is unable to provide a reasonable estimate of the anticipated changes in loss from operations and net loss compared to the prior period at this time.